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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Endesa, S.A.
(Name of Issuer)
Ordinary Shares, nominal value €1.20 each
(Title of Class of Securities)
00029274F1
(CUSIP Number)
David Aufhauser, Esq.
UBS AG
299 Park Avenue
New York, NY 10171
(212) 821-3000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 1, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00029274F1	Page	2	of	11

1	NAMES OF REPORTING PERSONS: UBS AG (for the benefit of UBS Investment Bank, Wealth Management USA and Global Wealth Management and Business Banking business groups of UBS AG) * See Item 5.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	BK.AF, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Switzerland

	7	SOLE VOTING POWER:

NUMBER OF		74,112,648

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		74,112,648

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	74,112,648

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	BK

CUSIP NO. 00029274F1	13D	PAGE 3 OF 11 PAGES
Item 1. Security and Issuer.
     This statement relates to the ordinary shares, nominal value €1.20 each (the “Shares”), of Endesa, S.A., a corporation organized under the laws of Spain (the “Issuer”). The principal executive offices of the Issuer are located at Ribera del Loira, 60, 28042 Madrid, Spain.
Item 2. Identity and Background.
This statement is filed by UBS AG (the “Reporting Person”).
Principal business: UBS AG is a major international banking and financial firm.
UBS AG’s principal business office is located at:
Bahnhofstrasse 45
CH-8021, Zurich, Switzerland
     UBS AG, a Swiss banking corporation, is publicly owned, and its shares are listed on the Zurich, New York and Tokyo stock exchanges. Subsidiaries of UBS AG include UBS Securities LLC and UBS Financial Services Inc. Like most securities firms, UBS Securities LLC and UBS Financial Services Inc. are, and have been, defendant(s) in numerous legal actions brought by private plaintiffs relating to their securities businesses that allege various violations of federal and state securities laws. UBS Securities LLC and UBS Financial Services Inc. are wholly owned subsidiaries of UBS AG. UBS AG files annual reports on Form 20-F with the SEC, and also files quarterly reports and certain other material information with the SEC under cover of Form 6-K. These reports are publicly available. These reports include material information about UBS Securities LLC matters, including information about any material litigation or administrative proceedings.
     Further, UBS AG, UBS Securities LLC and UBS Financial Services Inc., and other affiliated entities, like most large, full service investment banks and broker-dealers, receive inquiries and are sometimes involved in investigations by the Federal Reserve Bank, SEC, NYSE and various other regulatory organizations and government agencies. UBS AG and its affiliates and subsidiaries fully cooperate with the authorities in all such requests. UBS Securities LLC and UBS Financial Services Inc. regularly report to the National Association of Securities Dealers, Inc. on Form B-D and to the SEC on Schedule E to Form ADV investigations that result in orders. These reports are publicly available.
     The persons filing this statement do not, by so filing, admit that such filing is required to be made by Rule 13d-1 under the Securities Exchange Act of 1934 or otherwise, or that any of the information provided herein is required to be provided by Schedule 13D under such Act or otherwise.

CUSIP NO. 00029274F1	13D	PAGE 4 OF 11 PAGES
Item 3. Source and Amount of Funds or Other Consideration.
     The source of funds for the purchases of the Shares (as defined above in Item 1) was internal funds of UBS AG and the affiliates that purchased the subject securities.
Item 4. Purpose of Transaction.
     On March 1, 2007, UBS AG, through its subsidiary UBS Limited, acquired 74,112,648 Shares in the Issuer, or approximately 7.0% of the outstanding Shares, in order to hedge UBS’ exposure to increases in the market price of the Issuer’s Shares arising from a total return equity swap transaction (the “Equity Swap”) entered into with its client, Enel Energy Europe Srl. (“Enel”). Under the Equity Swap, UBS Limited assumes the risk of any increases in the price of the notional number of the Issuer’s Shares covered by the Equity Swap between the effective date of the swap transaction of March 1, 2007 and June 1, 2007, subject to any extension or early termination (the “Valuation Date”). In order to hedge itself against this exposure, concurrently with the Equity Swap, UBS Limited purchased a number of the Issuer’s Shares equal to the notional number of Shares covered by the Equity Swap. The Equity Swap is evidenced by a confirmation agreement dated March 1, 2007 governed by and incorporating an ISDA Master Agreement dated as of the same date. The principal terms and conditions of the Equity Swap are detailed below.

Trade Date	: March 1, 2007

Effective Date	: March 6, 2007

Number of Shares to which the Total Return Swap Relates	: 74,112,648

Initial Price	: €39.00

Monthly Floating Payments owed by Enel	: Notional Interest on (74,112,648 x €39.00) at one month Euribor +0.40%

If Physical Settlement is available (see below for conditions to such availability) and selected by Enel, amount Enel is obligated to pay against delivery of N shares on termination of the swap	: 74,112,648 x €39.00

If Cash Settlement applies, Enel or UBS is obligated to pay the other on termination of the swap	: 74,112,648 x (Closing € share price on June 1, 2007 — €39.00). UBS pays this amount to Enel if this amount is positive, but if the amount is negative, Enel pays the absolute value of this amount to UBS.
     Pursuant to the Equity Swap, by way of collateral, on the effective date, Enel will pay UBS an amount equal to 25% of the product of the number of Shares and Initial Price (being the volume-weighted average execution price per Share at which UBS actually established its

CUSIP NO. 00029274F1	13D	PAGE 5 OF 11 PAGES
hedge position) (the “Equity Notional Amount”). At the end of each period of approximately one calendar month thereafter, UBS or Enel, as the case may be, will make a payment to the other party by reference to the change in Share price, so as to reset the collateral deposit by reference to reflect current Share prices. The Equity Swap will be cash settled, provided that Enel may elect physical settlement subject to the satisfaction of certain conditions, including compliance with all applicable laws and regulations. Enel also has a right of optional early termination, and a right to extend the maturity of the Equity Swap, in each case subject to the satisfaction of certain conditions.
     A copy of the confirmation dated March 1, 2007, together with the International Swaps and Derivatives Association, Inc. (“ISDA”) 1992 Master Agreement, which is incorporated by reference into the confirmation, is attached hereto as Exhibit 1 and incorporated herein by reference.
     Enel SpA has provided a Guarantee of Liabilities arising from the Equity Swap (and any future transactions that might be governed by such ISDA Master Agreement (the “Guarantee”)), in favor of UBS Limited. A copy of the Guarantee is attached hereto as Exhibit 2 and incorporated herein by reference.
     On March 9, 2007, Enel filed a Schedule 13D with respect to a total of 22% of the Issuer’s outstanding Shares.
     The Shares were acquired by UBS AG for purposes previously described and not with the purpose or effect of changing or influencing control of the Issuer. UBS AG and its affiliates review their respective holdings of the Issuer on an ongoing basis. Depending on such evaluations, UBS and its affiliates may from time to time in the future acquire additional shares in connection with the arrangements described above or other investment and risk arbitrage activities. Except as otherwise described herein, the Reporting Person does not have any plans or proposals relating to or which would result in any of the transactions described in Items 4(a) — (j) of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     (a-b) This filing reflects shares beneficially owned by UBS Investment Bank, Wealth Management USA and Global Wealth Management and Business Banking business groups of UBS AG (the “Business Groups”), through the following entities through those business groups:
UBS AG London Branch
UBS Portfolio LLC
UBS AG Frankfurt
UBS Ltd
UBS Warburg Private Clients Ltd
UBS AG Tokyo branch
UBS AG (Switzerland)
UBS Warburg Securities (Pty) Ltd (South Africa)

CUSIP NO. 00029274F1	13D	PAGE 6 OF 11 PAGES
UBS International Ltd
UBS Warburg Securities Ltd
Banco UBS Warburg S.A
UBS Warburg Corretora de Cambio e Valores
Mobiliarios S.A.
UBS Warburg Trading S.A.
UBS Bunting Warburg Inc
UBS Capital Americas Investments III, Ltd.
UBS Capital II LLC
UBS Capital LLC
UBS AG Brazil
UBS Limited
UBS Capital Americas Investments II Ltd
SBC Equity Partners AG
UBS Capital Asia Pacific Ltd
UBS Capital Holdings LLC
UBS Capital Jersey Ltd
UBS Capital BV
UBS (USA) Inc
UBS Warburg AG (Frankfurt)
UBS Securities Australia Ltd
UBS Securities (Japan) Ltd
UBS Securities LLC
UBS Securities New Zealand Limited
UBS New Zealand Limited
UBS AG Australia Branch
UBS Capital Markets LP
UBS Capital Latin America LDC
UBS Securities France SA
UBS AG Canada Branch
UBS Cayman Ltd.
PaineWebber Capital Inc
Paine Webber International Inc
UBS Fiduciary Trust Company
UBS Financial Services Incorporated of Puerto Rico
UBS Americas Inc
UBS Financial Services Inc.
SRM LP
     (c) As required, the information set forth in Schedule A describes trading in the above mentioned class of securities that is considered reportable within the past sixty days or since the last 13D filing.
     (d) By virtue of the relationships described in Item 2 of this statement, UBS AG has sole voting and dispositive power over all of the Shares reported above.
     (e) Not applicable.

CUSIP NO. 00029274F1	13D	PAGE 7 OF 11 PAGES
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     See Item 4.
     To the best knowledge of UBS AG, no other contracts, arrangements, understandings or relationships (legal or otherwise) exist between UBS AG and any other person with respect to the securities of the Issuer.
Item 7. Material to be Filed as Exhibits.
Exhibit 1: Confirmation Agreement dated as of March 1, 2007, between UBS Limited and Enel Energy Europe Srl (including the ISDA 1992 Master Agreement, which is incorporated by reference into the confirmation).
Exhibit 2: Guarantee of Liabilities arising from the Equity Swap (and any future transactions that might be governed by the ISDA 1992 Master Agreement), dated as of March 1, 2007, provided by Enel SpA in favor of UBS Limited.

CUSIP NO. 00029274F1	13D	PAGE 8 OF 11 PAGES
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2007	UBS AG

/s/ David Kelly

By: David Kelly
Title: Managing Director

/s/ Edward Buscemi

By: Edward Buscemi
Title: Executive Director

CUSIP NO. 00029274F1	13D	PAGE 9 OF 11 PAGES
SCHEDULE A
UBS AG has effected the following reportable transactions in the Shares during the past sixty days:

PURCHASE / SALE	DATE	AMOUNT	PRICE
Purchase	3/1/2007	272,800	€39
Purchase	3/1/2007	179,000	€39
Purchase	3/1/2007	34,900	€39
Purchase	3/1/2007	109,400	€39
Purchase	3/1/2007	1,650,000	€39
Purchase	3/1/2007	330,000	€39
Purchase	3/1/2007	224,200	€39
Purchase	3/1/2007	89,600	€39
Purchase	3/1/2007	222,900	€39
Purchase	3/1/2007	111,500	€39
Purchase	3/1/2007	30,300	€39
Purchase	3/1/2007	4,000,000	€39
Purchase	3/1/2007	2,740,000	€39
Purchase	3/1/2007	132,900	€39
Purchase	3/1/2007	3,720,000	€39
Purchase	3/1/2007	3,570,000	€39
Purchase	3/1/2007	2,150,000	€39
Purchase	3/1/2007	294,300	€39
Purchase	3/1/2007	224,200	€39
Purchase	3/1/2007	69,600	€39
Purchase	3/1/2007	7,100	€39
Purchase	3/1/2007	5,290,000	€39
Purchase	3/1/2007	312,000	€39
Purchase	3/1/2007	582,900	€39
Purchase	3/1/2007	1,065,000	€39
Purchase	3/1/2007	2,940,000	€39
Purchase	3/1/2007	2,690,000	€39
Purchase	3/1/2007	2,340,000	€39
Purchase	3/1/2007	356,700	€39
Purchase	3/1/2007	97,200	€39
Purchase	3/1/2007	53,500	€39
Purchase	3/1/2007	112,000	€39
Purchase	3/1/2007	358,700	€39
Purchase	3/1/2007	179,300	€39
Purchase	3/1/2007	66,800	€39
Purchase	3/1/2007	449,000	€39
Purchase	3/1/2007	1,120,000	€39
Purchase	3/1/2007	39,300	€39
Purchase	3/1/2007	385,500	€39

CUSIP NO. 00029274F1	13D	PAGE 10 OF 11 PAGES

PURCHASE / SALE	DATE	AMOUNT	PRICE
Purchase	3/1/2007	358,500	€39
Purchase	3/1/2007	264,000	€39
Purchase	3/1/2007	215,000	€39
Purchase	3/1/2007	147,000	€39
Purchase	3/1/2007	106,900	€39
Purchase	3/1/2007	89,500	€39
Purchase	3/1/2007	9,000	€39
Purchase	3/1/2007	5,400	€39
Purchase	3/1/2007	3,500	€39
Purchase	3/1/2007	899,000	€39
Purchase	3/1/2007	312,000	€39
Purchase	3/1/2007	2,200	€39
Purchase	3/1/2007	14,200,000	€39
Purchase	3/1/2007	5,750,000	€39
Purchase	3/1/2007	1,790,000	€39
Purchase	3/1/2007	894,848	€39
Purchase	3/1/2007	157,400	€39
Purchase	3/1/2007	312,000	€39
Purchase	3/1/2007	4,400,000	€39
Purchase	3/1/2007	2,925,000	€39
Purchase	3/1/2007	1,475,000	€39
Purchase	3/1/2007	583,000	€39
Purchase	3/1/2007	445,800	€39
Purchase	3/1/2007	132,000	€39
Purchase	3/1/2007	35,000	€39
Other than the transactions described above, to the best of the Reporting Person’s knowledge, none of the executive officers and directors of the Reporting Person have effected any reportable transactions in the Shares during the past sixty days.

CUSIP NO. 00029274F1	13D	PAGE 11 OF 11 PAGES
EXHIBIT INDEX

Exhibit
1	Confirmation Agreement dated as of March 1, 2007, between UBS Limited and Enel Energy Europe Srl (including the ISDA 1992 Master Agreement, which is incorporated by reference into the confirmation).

2	Guarantee of Liabilities arising from the Equity Swap (and any future transactions that might be governed by the ISDA 1992 Master Agreement), dated as of March 1, 2007, provided by Enel SpA in favor of UBS Limited.